SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES RESULTS OF ITS ANNUAL GENERAL & SPECIAL MEETING

AND CLOSING OF NON-BROKERED PRIVATE PLACEMENT

June 1, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp" or the "Company"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange (“TSX-V”), announced today that it held its annual general and special meeting of shareholders (the "Meeting") on Tuesday, May 31, 2016.

Annual General & Special Meeting

Snipp would like to thank its shareholders for their continued support as all matters that were put before them at the Meeting were approved. In particular, Snipp is pleased to announce the re-election of Atul Sabharwal, Ritesh Bhavnani, Ram Ramkumar, Michael Dillon, Conrad Swanson, Michael J. Cannata and Susan Doniz to its board of directors (the "Board"). Shareholders also reappointed MNP LLP as Snipp's auditor of for the ensuing year.

In accordance with the policies of the TSX-V, Snipp obtained disinterested shareholder approval of the Company’s amended fixed number stock option plan (the "2015 Option Plan"), obtained disinterested shareholder approval of conditional stock option grants and obtained disinterested shareholder approval on the removal of 2,188,688 consideration warrants from the calculation of the 20% limit of the Company’s 2015 Option Plan.

For more information on these and other matters voted on at the Meeting, see Snipp's information circular dated April 27, 2016 that is available on Snipp's SEDAR profile at www.sedar.com.

Non-Brokered Private Placement

Snipp is also pleased to announce it has closed and received final TSX-V approval regarding the previously announced non-brokered private placement (the “Financing”). The Company received gross proceeds of CAD $6,697,000 from the Financing totaling 22,323,334 common shares ("Shares") at a price of CAD $0.30 per Share.

The net proceeds raised through the Financing will be used for product development, sales & marketing and general working capital purposes. The Financing will strengthen Snipp’s balance sheet and is expected to better position the company to develop deeper relationships with clients and brands looking for long-term partners for loyalty, promotions and rebate solutions. It will also enable Snipp to fund the development of its next-generation analytical solutions based on the unique receipt-based purchase data that the company has been accumulating over the years.

The Shares are subject to a four-month hold period under applicable securities laws in Canada. No commissions or finder's fees were paid in connection with the Financing.

Management Changes

The company would also like to announce the following management changes:

1.

Baris Karadogan who was the Chief Executive Officer of Hip Digital (acquired by Snipp in 2015) is now stepping down as the Chief Operating Officer of Snipp. We thank Baris for all of his efforts in helping to integrate the companies and improving operational efficiency.

2.

Frank Sweeny, formerly the Head of Development of Swiss Post Solutions, Ireland (acquired by Snipp in 2015) is now stepping down as Chief Technology Officer of Snipp. His position is being taken by Ritesh Bhavnani, President and co-founder of Snipp. Frank has spent over a year with the company integrating our platforms and developing the integrated SnippLoyalty product. We wish him luck with his future endeavors.

3.

Wilson Bell will be stepping down as the Executive Vice President of R&D and moving to a consulting role with the Company. Wilson has contributed immensely to getting the company to where it is today and will continue to be associated with Snipp as he pursues other entrepreneurial ventures.

“Entering the second half of 2016, we are confident that we have the right resource mix within the organization to function as a single unit globally,” commented Atul Sabharwal, CEO & Founder of Snipp. “With the completion of all of our acquisition integration efforts, the recent financing and the continued growth of our loyalty business, we feel confident about our prospects for the rest of 2016 and into the future.”

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our full service offerings include shopper marketing promotions, loyalty, rewards, rebates and data analytics. We also provide clients with the expertise to create, manage and promote their marketing programs. SnippCheck, our unique receipt processing engine, is the market leader for receipt-based purchase validation. Snipp has powered hundreds of promotions and loyalty programs around the world for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including: (a) those factors discussed in filings made by us with the Canadian securities regulatory authorities; (b) the risk that the Financing may not be completed on the terms contemplated above; (c) the economic circumstance of Snipp may change and result in the proceeds of the Financing being used other than in the manner described above. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the Company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release does not constitute an offer for sale in the United States. The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

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